Exhibit 6

10b5-1 Trading Plan

10b5-1 Trading Plan, dated May 16, 2013 (this “10b5-1 Trading Plan”), by Helen A. Dolan (“HAD”).

WHEREAS, HAD desires to exercise her power to substitute assets held in the Helen A. Dolan 2011 Grantor Retained Annuity Trust #1A (the “Trust”) by causing the transfer of 280,849 shares (the “Shares”) of Class B common stock of AMC Networks Inc. (the “Company”) held in the Trust to HAD or the Helen A. Dolan 2009 Revocable Trust (the “Revocable Trust”) on June 24, 2013 (as extended pursuant to paragraph 5 below, the “Transfer Date”) in exchange for a promissory note (the “Note”) with a principal amount equal to the value of the Shares on the Transfer Date; and

WHEREAS, HAD, individually and as trustee of the Trust, wishes to establish a Rule 10b5-1 trading plan to effect the transfer of the Shares on the Transfer Date.

NOW, THEREFORE, HAD hereby directs as follows:

1.	HAD, individually and as trustee of the Trust, shall cause the Trust to transfer the Shares to HAD or the Revocable Trust on the Transfer Date in exchange for the Note.

2.	This 10b5-1 Trading Plan shall become effective on the date hereof and shall terminate on September 5, 2013. Notwithstanding the foregoing, HAD may terminate this 10b5-1 Trading Plan at any time. In addition, this 10b5-1 Trading Plan shall automatically terminate upon the institution of a proceeding seeking a judgment of insolvency or bankruptcy of HAD.

3.	HAD represents and warrants that she is not aware of material, non-public information and is entering into this 10b5-1 Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1.

4.	It is the intent of HAD that this 10b5-1 Trading Plan comply with the requirements of Rule 10b5-1(c)(1)(i)(B) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and this 10b5-1 Trading Plan shall be interpreted to comply with the requirements of Rule 10b5-1(c).

5.

The transfer of Shares pursuant to this 10b5-1 Trading Plan shall be suspended on a particular day for any of the following reasons: (a) transfers cannot be effected due to legal regulatory or contractual restrictions applicable to HAD or the Trust, or (b) trading of the shares of the Company’s Class A Common Stock (the “Registered Shares”) on the NASDAQ Stock Market is suspended for any reason or the day is not a day on which the Registered Shares trade regular way on such Market. The transfer of Shares pursuant to this 10b5-1 Trading Plan shall be automatically suspended from the time of any public announcement of any tender offer for the Registered Shares until the tender offer expires. The transfer in accordance with paragraph 1 will be effected, and the Transfer Date will occur, on the next day after the condition causing the suspension of the transfer has been resolved to the satisfaction of HAD. Notwithstanding the foregoing, if pursuant to the provisions of this Section 5, the Transfer Date remains suspended as of September 4, 2013, or if the value of the Registered Shares on the Transfer Date is less than $19.24 per share, the Transfer Date shall be September 4, 2013, any suspension shall be lifted and the Shares shall be transferred pursuant to paragraph 1 on that date.

6.	This 10b5-1 Trading Plan shall be governed by and construed in accordance with the laws of the State of New York and may be modified or amended only by a writing signed by HAD.

IN WITNESS WHEREOF, the undersigned has executed this 10b5-1 Trading Plan as of the date first written above.

By:	/s/ HELEN A. DOLAN
Name:	Helen A. Dolan

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